Exhibit 99.1

St. John's, NL – September 29, 2021

FORTIS INC. ANNOUNCES QUARTERLY DIVIDEND INCREASE MARKING 48 CONSECUTIVE YEARS OF INCREASES

The Board of Directors of Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) declared a common share dividend of $0.535 per share on the issued and outstanding fully paid common shares of the Corporation, representing an approximate 6% increase in the quarterly dividend, payable on December 1, 2021 to the common Shareholders of Record at the close of business on November 17, 2021, marking 48 consecutive years of increased dividends. Fortis' dividend increase is in line with the Corporation's guidance of 6% average annual dividend growth through 2025.

The Board has declared the following dividends:

1.	$0.3063 per share on the First Preference Shares, Series "F" of the Corporation, payable on December 1, 2021 to the Shareholders of Record at the close of business on November 17, 2021;

2.	$0.2745625 per share on the First Preference Shares, Series "G" of the Corporation, payable on December 1, 2021 to the Shareholders of Record at the close of business on November 17, 2021;

3.	$0.11469 per share on the First Preference Shares, Series "H" of the Corporation, payable on December 1, 2021 to the Shareholders of Record at the close of business on November 17, 2021;

4.	$0.101596 per share on the First Preference Shares, Series "I" of the Corporation, payable on December 1, 2021 to the Shareholders of Record at the close of business on November 17, 2021;

5.	$0.2969 per share on the First Preference Shares, Series "J" of the Corporation, payable on December 1, 2021 to the Shareholders of Record at the close of business on November 17, 2021;

6.	$0.2455625 per share on the First Preference Shares, Series "K" of the Corporation, payable on December 1, 2021 to the Shareholders of Record at the close of business on November 17, 2021;

7.	$0.2445625 per share on the First Preference Shares, Series "M" of the Corporation, payable on December 1, 2021 to the Shareholders of Record at the close of business on November 17, 2021; and,

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8.	$0.535 per share on the Common Shares of the Corporation, payable on December 1, 2021 to the Shareholders of Record at the close of business on November 17, 2021.

The Corporation has designated the common share dividend and preference share dividends as eligible dividends for federal and provincial dividend tax credit purposes.

About Fortis

Fortis is a well-diversified leader in the North American regulated electric and gas utility industry, with 2020 revenue of $8.9 billion and total assets of $56 billion as at June 30, 2021. The Corporation's 9,000 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

Forward-Looking Information

Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information included herein reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: targeted average annual dividend growth through 2025.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: the continued good performance of our utilities; growth in our service territories; reasonable outcomes for regulatory proceedings and the expectation of regulatory stability; no material impacts from the COVID-19 pandemic; the successful execution of the five-year capital investment plan; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. For additional information with respect to certain risk factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this media release. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

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For more information, please contact

Investor Enquiries:
Ms. Stephanie Amaimo
Vice President, Investor Relations
Fortis Inc.
248.946.3572
investorrelations@fortisinc.com

Media Enquiries:
Ms. Karen McCarthy
Vice President, Communications & Corporate Affairs
Fortis Inc.
709.737.5323
media@fortisinc.com

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